

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2010

Cleveland Gary, Chief Executive Officer
Healthway Shopping Network, Inc.
8895 N. Military Trail Suite 203B
Palm Beach Gardens, FL 33418

> **Re: Healthway Shopping Network, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 24, 2010**
> **File No. 333-166983**

Dear Mr. Gary:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment three in our letter dated July 16, 2010. In that response, you state that you are not a blank check company because you have an identified business model and a specific type of product you intend to sell. Please include in the forepart of your prospectus an affirmative statement disclosing that you are not a blank check company, that you have no plans or intentions to be acquired by or to merge with an operating company nor do you, nor do any of your shareholders, have plans to enter into a change of control or similar transaction or to change your management, if true.

    Also, please disclose whether your management or any affiliates of you or your management have been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date, and describe exactly how that company was formed and why.

Prospectus Cover Page

2. Expand the third sentence in your first paragraph to also indicate that proceeds retained may not be sufficient to initiate any operations.

Prospectus Summary, page 2

3. We note your response to comment six in our letter dated July 16, 2010. If you retain the Prospectus Summary section, as previously requested, revise your heading to make clear, and include any additional information that is necessary, that the information presented is a brief overview of the key aspects of the offering.

4. We note your response to comment eight in our letter dated July 16, 2010. We also note that you plan to sell healthcare products, but you have not described the specific healthcare products you plan to offer. Please revise your disclosure to explain in greater detail what healthcare products you plan to sell. In this regard, we note your statement concerning your customers "consuming essential vitamins, minerals and nutrients." This would appear to be a reference to dietary supplements. We further note that you refer to "natural products;" which appears to be holistic products and we note your reference to "natural and holistic medicine" on page 16. If you plan to sell dietary supplements, holistic products and medicine, clearly state that and describe those products in greater detail.

5. We note your disclosure that you have chosen two sales formats. Please also indicate that you have not secured the venues, if true, and that there is no guarantee that you will be successful even if you do utilize these sources.

6. We note your response to comment nine in our letter dated July 16, 2010. We continue to see unsupported qualitative and comparative statements contained in your prospectus. For example, disclose the basis for your assertion that "Currently the fastest growing industry in the United States is the Health industry." Similarly support your assertion that "Our population is skewed to elderly" and "[t]he baby boom generation is the wealthiest generation and the largest population wise in American history." These are only examples of qualitative statements and comparative statements made in your prospectus. In each instance of your use of these statements please disclose whether in each case the information is based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles please provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

Statement of Operations Information, page 4

7. You should be consistent and accurate in your use of parenthesis to illustrate a net loss in descriptive captions as well as numerical illustrations.

Risk Factors, page 5

8. Revise the second sentence to remove the phrase "…and elsewhere in this prospectus." All of your material risk factors are to be presented in this section.

Use of Proceeds, page 9

9. We note your response to comment 20 in our letter dated July 16, 2010 and we reissue our prior comment in part. Please revise your disclosure to discuss in more detail the steps needed to develop and complete your business and marketing plan, including quantifying the estimated cost for each step needed to develop and complete your plan. Include in your disclosure, the minimum amount needed to initiate your business plan and discuss your intentions in the event less than that amount is realized.

Plan of Distribution, page 11

10. Please revise your disclosure to clarify that, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf.

11. In this section, please discuss or reference the "penny stock" restrictions on your shares as you have in your Risk Factors section on page 8.

Business, page 12

12. We note your response to comments 24, 25 and 26 in our letter dated July 16, 2010 and we reissue our prior comments. In this regard, please thoroughly revise this section to clarify and better describe the status of your current operations and your proposed business operations. To the extent that you discuss future products or services, please provide the status of development and indicate the timeframe for which you anticipate offering these products and the basis of your conclusions. Further, please discuss the actual operations of your business, focusing on the particular means by which you will generate revenues and incur expenses. Please address the following examples, but note that these are examples only and not an exhaustive list of the revisions you should make:

- Please clarify the steps you have taken already, if any, to initiate your operations and the costs of these steps to you.

- Please discuss in greater detail the business activities you will undertake based upon raising funds at the various levels. Descriptions of these planned business activities should be accompanied by a discussion of how you will achieve your plans in enough detail so that investors can evaluate your business plan. For example, please indicate the costs associated with undertaking various business activities in the future, noting the ones that will receive priority over others in the event funding is less than you expect. Please include in this discussion the anticipated timing for the expenditures.

- Please discuss in greater detail your contacts, negotiations, and agreements with any suppliers. Please disclose any additional steps you have taken to further your operations in this regard. Refer to Item 11(a) of Form S-1 and Item 101(h)(4)(v) of Regulation S-K.

- Please discuss in greater detail your revenue model; including specifically the percentage that you will be paid for the placement of product and your membership fees.

- As it appears that some of the products you plan to sell are holistic medicine, please address the effect of existing or probable government regulations on your proposed business. Refer to Item 101(h)(4)(ix) of Regulation S-K. By way of example only and to the extent applicable, please disclose how you will comply with any applicable FDA rules and regulations.

We may have further comment upon reading your response and revisions.

13. Also, when you describe your business and strategy, please avoid words and phrases that could suggest to investors that you already have developed your product(s) and/or service(s). In this regard, please refer to the bulleted list beginning at the bottom of page 12 and revise your disclosure to better address the following:

- In the second bullet, please revise to remove the suggestion that you already have established network customer base;

- In the third bullet, the use of the phrase "full menu of existing products" suggests that you already have products and services, which you disclose is not the case; and

- In the fourth bullet, your use of the phrase "secure multi-media" suggests that you already have multi-media.

These are merely examples and are not intended as an exhaustive list. Please review and revise your prospectus consistent with this comment.

Management Experience, page 13

14. We note your response to comment 28 in our letter dated July 16, 2010. We reissue our comment. Also, please either revise to eliminate or provide support for your qualitative statements like "Mr. Gary has experienced substantial success with all these companies" and "Mr. Gary is a genius in business." These are only examples, please review all your management experience disclosures.

Industry Overview, page 16

Competition, page 17

15. We note your response to comment 29 in our letter dated July 16, 2010. It does not appear that you have made the revisions and therefore reissue our comment. Please revise to also indicate that many larger, mature companies already compete in this market, such as Amazon and QVC.

Management's Discussion and Analysis or Plan of Operations, page 18

16. We note your response to comment 30 in our letter dated July 16, 2010. We reissue our prior comment in part. We note your bullet point that you will generate $92,000,000 in revenues in year one of operations. Please either delete this information or provide your basis for this belief and disclose in detail how you will be able achieve these results and meet your goals in light of the fact that you have little or no operations or employees, and no website, television channel, warehouse, product, suppliers or vendors and established competition. Your discussion should also address those key variable and other qualitative and quantitative factors which are necessary for an understanding of your operations. For example, please discuss any known trends, events or uncertainties that have had or are reasonably expected to have a material impact on your short-term and long term liquidity, as well as on your net sales or revenue or income from continuing operations. Please also expand your discussion to discuss any seasonal aspects that had a material effect on your financial condition and result of operations. Please see Release No. 33-8350 for additional guidance. We may have additional comments after reviewing your response.

Employment Agreement, page 24

17. We note your response to comment 34 in our letter dated July 16, 2010.   We reissue our comment. Please file the agreements as exhibits and disclose the material terms of the employment agreements.

18. We note your response to comment 35 in our letter dated July 16, 2010. It does not appear that you have made the revisions and therefore reissue our comment. Please

provide the disclosure required by Item 404 of Regulation S-K concerning related party transactions.

Security Ownership of Certain Beneficial Owners and Management, page 25

19. We note your response to comment 36 in our letter dated July 16, 2010. We reissue our comment in part. Please provide your ownership information for the officers and directors as a group. Further, please clarify the apparent footnote references on page 25.

20. We note your response to comment 37 in our letter dated July 16, 2010. We reissue our comment. Please clarify the disclosure in the table to indicate whether it includes shares each person has the right to acquire within 60 days. See Item 403 of Regulation S-K.

Preferred Stock, page 26

21. We note your response to comment 38 in our letter dated July 16, 2010. We reissue our comment. Please revise to also indicate that you do not have any preferred stock authorized.

Note 4- Commitments & Contingencies

Going Concern, page 43

22. We are unclear how your addition to this disclosure represents *viable* plans to overcome your financial difficulties.   Please advise or revise to indicate the likelihood of this plan overcoming your financial difficulties. If the likelihood suggests that such plans are not viable, you should revise your disclosure to discuss only viable plans.

23. Your financial statements should be updated pursuant to Rule 8-08 of Regulation S-X.

Undertakings, page 48

24. We note your response to comment 44 in our letter dated July 16, 2010. We reissue our comment. Please revise to remove references to "small business issuer." See Item 512 of Regulation S-K.

Signatures, page 62

25. We note in the first signature block that the name of the company is not consistent with your other disclosures of your company's name on your registration cover page and on your prospectus cover page. Please revise.

26. In addition, please revise to list Mr. Gary as a director.

Exhibit 5.1

27. We note your response to comment 47 in our letter dated July 16, 2010. We reissue our comment.

You may contact Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director